

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-29-07



07050071

March 28, 2007

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/28/07

William V. Fogg
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Re: Jones Apparel Group, Inc.
Incoming letter dated January 29, 2007

Dear Mr. Fogg:

This is in response to your letter dated January 29, 2007 concerning the shareholder proposal submitted to Jones Apparel by Calvert Group, Ltd. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Lancelot A. King
Assistant Vice President
Associate General Counsel
Calvert Group, Ltd.
4550 Montgomery Avenue
Bethesda, MD 20814

March 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Jones Apparel Group, Inc.
Incoming letter dated January 29, 2007

The proposal urges the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Jones Apparel may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that Jones Apparel may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to conclude that Jones Apparel has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Jones Apparel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Jones Apparel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Jones Apparel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1131

January 29, 2007

Jones Apparel Group, Inc.
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

On behalf of our client, Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), we submit this letter to inform you that Jones intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a purported shareholder proposal and statement in support thereof (the "Submission") received from Calvert Asset Management Company, Inc. (the "Proponent") on behalf of the Calvert Social Index Fund, described in the Submission as a shareholder of record of Jones.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(a) because it is not a proper subject for a shareholder proposal. Alternatively, if the Staff does not concur that the Submission may be excluded on this basis, we request that the Staff concur in our view that the Submission may be excluded pursuant to Rule 14a–8(i)(2), because implementation of the Submission would violate state law, and Rule 14a–8(i)(3), because the Submission is contrary to the Commission's proxy rules, namely Rule 14a–4(a)(3) and the procedural safeguards under Rule 14a–8.

Pursuant to Rule 14a–8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have enclosed herewith six (6) copies of this letter and its attachments, filed this letter with the Commission no later than eighty (80) calendar days before Jones files its definitive 2007 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

I. The Submission

The Submission requests that Jones include the following resolution in the 2007 Proxy Materials:

> RESOLVED, that shareholders of Jones Apparel Group, Inc. urge the board of directors to adopt a policy that Jones Apparel Group shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and narrative disclosure of material factors necessary to an understanding of the SCT. The proposal submitted to shareholders should make clear that the vote is non–binding and would not affect any compensation paid or awarded to any NEO.

The supporting statement includes the following paragraph:

> Accordingly, we urge Jones Apparel Group's board to allow shareholders to express their opinion about senior executive compensation at the Company by establishing an annual referendum process. We believe that the results of such a vote would provide the Company with useful information about whether shareholders view the company's senior executive compensation practices, as reported each year, to be in shareholders' best interests.

A copy of the Submission is attached hereto as Exhibit A.

II. The Submission May Be Excluded Pursuant to Rule 14a–8(a) Because it Seeks an Advisory Vote and Does not Require or Recommend that Jones Take Action Within the Meaning of Rule 14a–8(a)

The Submission is not a proposal for purposes of Rule 14a–8 because it does not present a proposal for shareholder action or require or recommend a particular course of action be taken by Jones or its board of directors (the "Board"). Instead it seeks to provide a mechanism that would allow shareholders to express their opinion on a specified topic. According to (a) the Commission's rules and statements in Commission releases, (b) Staff responses to no–action requests under Rule 14a–8(a) and (c) other Staff precedent, such an advisory vote is not a proper subject of a proposal under Rule 14a–8(a).

(a) Requests for Advisory Votes are Excludable According to the Text and Meaning of Rule 14a–8(a)

The text of Rule 14a–8(a), and the Commission's statements explaining its meaning, clearly demonstrate that requests for advisory votes are not proper subjects for shareholder proposals and thus are excludable. Rule 14a–8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the *course of action* that you believe the company should follow.

Rule 14a–8(a) [Emphasis added.].

Rule 14a–8(a) was adopted as part of the Commission's 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a–8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a–8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) [Emphasis added.].

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (citations omitted).

The Submission is of the type considered by the Commission in the releases cited above. The supporting statement acknowledges that the purpose of the

Submission is not to prescribe a particular course of action but to allow shareholders to "express their opinion," whereas the release cited above clearly instructs that expressions of mere "shareholders' views" are inconsistent with the aims of Rule 14a–8. Thus, according to the text of Rule 14a–8(a) and the meaning ascribed to it by the Commission in its rulemaking history, the Submission is not a proper subject of a proposal under Rule 14a–8.

(b) Staff Precedent Indicates that the Submission is Not a Proposal for Purposes of Rule 14a–8(a)

Staff interpretations of Rule 14a–8(a) subsequent to its adoption have confirmed the Commission's position that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a–8(a) because it did not recommend or require any action by the company or its board of directors. *See also CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a–8(a) where a shareholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission is analogous to the submission in *Sensar*: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the advisory vote merely allows shareholders to express their opinion as to that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective, as it explains that the purpose of the Submission is to allow "shareholders to express their opinion about senior executive compensation at the Company...."

The Submission's formulation as a request that Jones adopt a policy of submitting an advisory vote to shareholders does not change the Submission's status for purposes of Rule 14a–8(a). In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a shareholder proposal is a proper matter for a shareholder vote under Rule 14a–8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a–8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the

> committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a–8(c)(7).

Adopting Release, *Amendments to Rule 14a–8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff applies this same approach to interpretations of provisions throughout Rule 14a–8. For instance, when evaluating a proposal that requests that a company's board of directors adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a–8, and has not considered the request to adopt a policy itself as the subject of the proposal. Similarly, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a–8. For example:

(i) In letters where shareholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a–8(i)(7). *See, e.g.*, *Xcel Energy Inc.* (avail. Jan. 28, 2004). *See also El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a–8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

(ii) In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a–8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g.*, *Mobil Corp.* (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a–8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

(iii) In determining whether a shareholder proposal conflicts with a company proposal for purposes of Rule 14a–8(i)(9), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other is implemented through a different process. *See, e.g.*, *Baxter International Inc.* (avail. Jan. 6, 2002) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareholders approve a new executive incentive compensation plan).

(iv) In determining whether a company has, for purposes of Rule 14a–8(i)(10), substantially implemented a shareholder proposal asking the company to adopt a policy, the Staff looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a–8(i)(10) based upon the company's mandatory expensing of stock options under SFAS 123(R)).

(v) In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a–8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance–based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

(vi) For further examples, *see, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement); *Intl. Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance); *Procter & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a–8(i)(5) when the company did not engage in the activity that was the subject of the proposed policy); *Intl. Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a–8(i)(5) because the subject matter of the policy–the actions its directors were to take at other companies–did not relate to the company's business); *Catettus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the

> company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a–8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied–*i.e.*, that the chairman retain his or her independence at all times–and no mechanism was provided to cure a failure); *Ford Motor Co.* (avail. Feb. 27, 2005) (same); *Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareholder support).

Here, the Submission asks for adoption of a policy, but the subject matter of the Submission concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a–8(a). The Proponent should not be able to avoid the application of Rule 14a–8(a) merely by asking that Jones adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a–8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a–8 rulemaking discussed above, and consistent with the Staff's approach in interpreting other aspects of Rule 14a–8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a–8. Accordingly, the Submission does not constitute a proposal for purposes of Rule 14a–8(a) and so may be excluded from Jones's 2007 Proxy Materials.

III. The Submission May Be Excluded Pursuant to Rule 14a–8(i)(2) Because Implementation of the Submission Would Cause Jones to Violate State Law

A proposal may be omitted from a company's proxy statement pursuant to Rule 14a–8(i)(2) if its implementation would cause the company to violate any state law. Jones is incorporated under the laws of the Commonwealth of Pennsylvania. The Submission states that Jones's shareholders should vote at each annual meeting on an advisory resolution, proposed by Jones's management, to approve the compensation of the named executive officers. As discussed below, implementation of such a policy would violate Pennsylvania law.

The Staff has recognized on many occasions that conflict with state corporation law may be a basis for exclusion of a proposal. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (proposal to adopt majority voting in director elections was excludable because, if implemented, it would cause the corporation to violate California state law, which at the time, required director elections by plurality voting); *AT&T Inc.* (avail. Feb. 7, 2006) (proposal to adopt cumulative voting either as a bylaw or as a long-term policy was excludable because, if implemented, it would cause the company to violate Delaware law, which provides that cumulative voting is permitted only when it is authorized in the corporation's certificate of incorporation); *HealthSouth Corp.* (avail. Dec. 9, 2005) (proposal calling for "per capita" voting by shareholders to approve the number of directors was excludable because, if implemented, it would cause the company to violate Delaware law, which requires that any deviation from the "one share, one vote" standard appear in the company's certificate of incorporation); *Sara Lee Corp.* (avail. July 15, 2005) (proposal calling for "per capita" voting by shareholders was excludable because, if implemented, it would cause the company to violate the "votes cast" standard under Maryland law).

As set forth in the opinion of Schnader Harrison Segal & Lewis LLP, Pennsylvania counsel for Jones, the Submission, if adopted by the shareholders and implemented by the Board, would be invalid under Section 1721(a) of the Business Corporation Law of the Commonwealth of Pennsylvania (the "Business Corporation Law"). See Exhibit B. Section 1721(a) of the Business Corporation Law provides that, as a general matter, the directors of a Pennsylvania corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 1721(a) sets forth the overall approach taken by the Business Corporation Law with regard to the separate and distinct roles of the shareholders of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. Case law in Pennsylvania affirms that "[it] is the directors, and not the shareholders, who must manage the business affairs of the corporation, and the directors of a corporation 'have the power to bind [the corporation] by any contract which is within its express or implied powers, and which in their judgment is necessary or proper in order to carry out the objectives for which the corporation was created...without consulting with or obtaining the consent of the stockholders.'" *Enterra Corporation v. SGS Associates*, 600 F. Supp. 678 (E.D. Pa. 1985). Further, section 1502(16) of the Business Corporation Law provides that the corporation shall have the power to fix compensation of officers, employees and agents of the corporation, and section 1502(c) specifically delegates such power to the board of directors pursuant to section 1721.

Pursuant to Section 1712(a) of the Business Corporation Law, in managing the business and affairs of the corporation, directors are required to exercise their fiduciary duty to act in the best interests of the corporation. Section 1717 of the Business Corporation Law provides that directors stand in a fiduciary relation solely to the corporation as an entity, not any particular constituency. In determining the best interests of the corporation, the directors may consider, to the extent they deem appropriate, the interests of various constituencies, including, but not limited to, shareholders, employees, suppliers, customers and creditors of the corporation and the communities in which the offices or other establishments of the corporation are located. Section 1715(b) of the Business Corporation Law provides that, when considering the best interests of the corporation, the directors are not required to regard any corporate interest or the interest of any particular group affected by such action as a dominant or controlling interest or factor. Pennsylvania case law affirms that "[t]he directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest." *AMP Inc. v. Allied Signal Corp.*, 1998 WL 778348 (E.D. Pa. 1998).

If the Submission is adopted by the shareholders and the policy contemplated thereby is implemented by the Board, the Board would be required to include in Jones's proxy statement for the annual meeting of shareholders in each succeeding year an advisory resolution, proposed by management, seeking shareholder approval of the compensation of certain senior executive officers of Jones, regardless of the Board's judgment whether the submission of such proposal to the shareholders at an annual meeting is in the best interests of Jones. The alleged purposes of the Submission are to ensure that the shareholders' opinion on such compensation are known to the Board and to provide Jones with useful information about whether shareholders view the company's senior executive compensation practices, as reported each year, to be in shareholders' best interests. The policy contemplated by the Submission, if implemented, would prevent the Board from exercising its fiduciary duty to determine what matters should be submitted to the shareholders at an annual meeting and what matters are in the best interests of Jones. It would require the Board to submit the advisory resolution to the shareholders in the form proposed by management without exercising its independent business judgment as to the merits of such advisory resolution or the decision to submit it to the shareholders. Accordingly, complying with the Submission would force the Board to disregard its fiduciary duties to Jones and to submit the advisory resolution to the shareholders without regard to the Board's assessment of its merits. Thus, the Submission, if adopted by the shareholders and implemented by the Board, would be invalid under the Business Corporation Law.

We also note that the fact that the Submission "urges," rather than "demands," that the Board adopt a policy does not change the foregoing analysis—even a precatory proposal is excludable if the action called for by the proposal would violate state, Federal or foreign law. *See, e.g.*, *RadioShack Corp.* (avail. Feb. 28, 2005) (concurring that a proposal recommending amendment of the company's bylaws to require certain limitations on executive compensation was excludable under Rule 14a-8(i)(2) as it would violate Delaware law if implemented). *See also General Electric Co.* (avail. Jan. 12, 2005) (same result under New York law); *Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote was excludable under Rule 14a–8(i)(2)). Accordingly, we believe the Submission is excludable from Jones's 2007 Proxy Materials under Rule 14a–8(i)(2) because, as set forth in the attached legal opinion of Schnader Harrison Segal & Lewis LLP, the Submission, if adopted by Jones's shareholders and implemented by Jones's Board, would be invalid under the Business Corporation Law.

IV. The Submission May Be Excluded Pursuant to Rule 14a–8(i)(3) Because it is Contrary to the Commission's Proxy Rules

Rule 14a–8(i)(3) allows exclusion of a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules..." We respectfully request that the Staff concur in our view that the Submission is excludable, as explained below, as it is contrary to Rule 14a–4(a)(3) and the procedural safeguards under Rule 14a–8.

(a) The Submission Bundles Together Separate Matters for Consideration by a Single Vote and is Contrary to Rule 14a–4(a)(3)

Rule 14a–4(a)(3) requires that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." The rulemaking history of Rule 14a–4(a)(3) indicates that the purpose of the rule is to prevent the bundling together of shareholder proposals. The Commission explains that:

> [T]he amended rule ... prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval.
>
> Final Release, *Regulation of Communications Among Shareholders*, Exchange Act Release No. 31326 (October 16, 1992).

The Submission presents exactly the kind of "electoral tying arrangement" the Commission wishes to prohibit because it seeks a single vote on the Summary Compensation Table and related narrative disclosures when each of the Summary Compensation Table and the narrative disclosures present and discuss a variety of different types of executive compensation, including stock awards, option grants, salaries, bonuses and other forms of compensation. The Staff has explicitly required, pursuant to Rule 14a–4(a)(3), that proxy issuers "unbundle" such proposals relating to executive compensation where those proposals contemplate more than a single type of compensation. *See, e.g.*, *SEC Staff Comment Letter to Daleco Resources Corp.* (February 8, 2006) (asking that the proxy issuer unbundle a proposal to ratify certain past stock awards from a proposal to approve the future granting of common stock to compensate directors for special services rendered in the future).

To the extent that the Submission seeks a single vote to ratify multiple forms of compensation, it constitutes an "electoral tying" or bundling of those separate matters in a single proposal in such a way that restricts shareholder voting choices contrary to Rule 14a–4(a)(3). The Submission is therefore excludable under Rule 14a–8(i)(3) as contrary to the Commission's proxy rules.

(b) The Submission Amounts to a Request for Future Votes and is Contrary to the Procedural Safeguards of Rule 14a–8

The Submission is not a proper form under Rule 14a–8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareholder vote each year, without satisfying any of the procedural requirements of Rule 14a–8 with respect to those future years.

It is inconsistent with the structure and intent of Rule 14a–8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings because the procedural safeguards of Rule 14a–8 are thereby violated. For example, Rule 14a–8(b) requires a shareholder to satisfy certain ownership requirements: a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting." Rule 14a–8(c) limits a proponent to submitting no more than one proposal for a particular shareholders' meeting. Rule 14a–8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal.

The aforementioned rules clearly provide that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a–8 with respect to that meeting. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. The supporting statement explicitly cites as the purpose of the Submission "establishing an annual referendum process." To allow the Proponent to establish such an annual referendum process would amount to a circumvention of the requirements of Rule 14a–8 described above, as the Proponent has not sought to demonstrate that the requirements of Rule 14a–8 would be satisfied with respect to future votes sought by the Submission. The Submission is therefore excludable under Rule 14a–8(i)(3) as contrary to the Commission's proxy rules.

V. Conclusion

For the foregoing reasons, we respectfully request confirmation that the Staff will take no action if Jones excludes the Submission from its 2007 Proxy Materials. We would be pleased to furnish you with any additional information and answer any questions that you may have in connection with this matter.

Rule 14a–8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Jones pursuant to

Rule 14a–8(k). In addition, Jones agrees to promptly forward to the Proponent any response from the Staff to this no–action request that the Staff shall transmit to Jones only.

If we may be of any further assistance in this matter, please do not hesitate to contact the undersigned at (212) 474-1131 or Ira M. Dansky, Esq., Executive Vice President, General Counsel and Secretary of Jones, at (212) 536-9526.

Very truly yours,

William V. Fogg, Esq.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

BY FEDERAL EXPRESS

Copies to:

Ira M. Dansky, Esq.
Executive Vice President, General Counsel and Secretary
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

Lancelot A. King
Assistant Vice President and Associate General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

EXHIBIT A

Exhibit A


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

December 15, 2006

Ira M. Dansky, Esq.
Executive Vice President, General Counsel and Secretary
Jones Apparel Group, Inc.
250 Rittenhouse Circle
Bristol, Pennsylvania 19007

Dear Mr. Dansky:

Calvert Asset Management Company, Inc., ("Calvert") a registered investment advisor, provides investment advice for the 40 mutual fund portfolios sponsored by Calvert Group, Ltd., including Calvert's 20 socially responsible mutual funds. Calvert currently has over $13 billion in assets under management. One of the mutual funds own shares of Jones Apparel Group, Inc. ("the Corporation"). The Calvert Social Index Fund holds 1,183 shares of common stock as of close of business on December 13, 2006.

The Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore the Fund has held 1,000 shares of these securities continuously for at least one year, and intends to own shares in the Corporation through the date of the 2007 annual meeting of shareholders.

I am notifying you, in a timely manner that Calvert is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing Corporation shareholders, the Fund is filing the enclosed resolution requesting that the Corporation give shareholders the opportunity at each annual meeting of to vote on an advisory resolution related to the Corporation's executive compensation report as set forth in the proxy statement.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, Manager of Advocacy and Policy, at (301) 961-4762 or via email at stu.dalheim@calvert.com.

4550 Montgomery Avenue
Bethesda, MD 20814
301.951.4800
www.calvert.com
A UNIFI Company



We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President
Associate General Counsel

Enclosures:
Resolution Text
State Street Letter

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Group, Ltd.
Stu Dalheim, Manager Advocacy and Policy, Calvert Group, Ltd.

EXECUTIVE COMPENSATION ADVISORY VOTE

RESOLVED, that shareholders of Jones Apparel Group, Inc. urge the board of directors to adopt a policy that Jones Apparel Group shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and narrative disclosure of material factors necessary to an understanding of the SCT. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be inconsistent with the creation of shareholder value. Additionally, recent media attention to questionable dating of stock options grants by companies has raised additional investor concerns.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect at the end of this year.

However, the SEC has made clear that although this rule will provide information to investors, it is up to the markets to act to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders with sufficient mechanisms to provide input on senior executive compensation. In the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Stock exchange listing standards do require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are also broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and the underlying policies in the previous year.

Accordingly, we urge Jones Apparel Group's board to allow shareholders to express their opinion about senior executive compensation at the Company by establishing an annual referendum process. We believe that the results of such a vote would provide the Company with useful information about whether shareholders view the company's senior executive compensation practices, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote for this proposal.

EXHIBIT B



1600 MARKET STREET SUITE 3600
PHILADELPHIA, PA 19103-7286
215.751.2000 FAX 215.751.2205 schnader.com

January 29, 2007

Jones Apparel Group, Inc.
250 Rittenhouse Circle
Bristol, PA 19007

RE: Shareholder Proposal Submitted by Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

We have acted as special Pennsylvania counsel to Jones Apparel Group, Inc., a Pennsylvania corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Calvert Asset Management Company, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2007 annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the Business Corporation Law of the Commonwealth of Pennsylvania (the "Business Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Articles of Incorporation of the Company as filed with the Secretary of State of the Commonwealth of Pennsylvania on May 7, 1998 (the "Articles of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the Supporting Statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any documents other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation on our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and in the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proponent requests that the following resolution be included in the Company's proxy statement for the Annual Meeting:

> RESOLVED, that shareholders of Jones Apparel Group, Inc. urge the board of directors to adopt a policy that Jones Apparel Group shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and narrative disclosure of material factors necessary to an understanding of the SCT. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

The Proposal also contains a Supporting Statement, which reads, in relevant part, as follows:

> We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders with (sic) sufficient mechanisms to provide input on senior executive compensation.

***

> Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

***

> We believe that the results of such a vote would provide the Company with useful information about whether shareholders view the company's senior executive compensation practices, as reported each year, to be in shareholders' best interests.

DISCUSSION

You have asked for our opinion as to whether the Proposal, if adopted by the shareholders and implemented by the Company's Board of Directors (the "Board"), would be valid under the Business Corporation Law.

As a general matter, the directors of a Pennsylvania corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 1721(a) of the Business Corporation Law provides, in relevant part, as follows:

> Unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated in Section 1502 (relating to general powers) and elsewhere in this subpart or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors.

15 Pa. C.S. §1721(a). Section 1721(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such mandate must be provided in the Business Corporation Law or the bylaws of the corporation. Section 1721(a) sets forth the overall approach taken by the Business Corporation Law with regard to the separate and distinct roles of the shareholders of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. Case law in Pennsylvania supports the proposition that the directors, and not the shareholders, manage the business and affairs of the corporation. See Enterra Corporation v. SGS Associates, 600 F. Supp. 678 (E.D. Pa. 1985) (stating, "It is the directors, and not the shareholders, who must manage the business affairs of the corporation, and the directors of a corporation 'have the power to bind [the corporation] by any contract which is within its express or implied powers, and which in their judgment is necessary or proper in order to carry out the objectives for which the corporation was created...without consulting with or obtaining the consent of the stockholders.'"). See also, Cuker v. Mikalauskas, 547 Pa. 600, 692 A. 2d 1042, 1977 Pa. Lexis 789 (1997) (stating that pursuant to 15 Pa. C. S. §1721 "decisions regarding litigation by or on behalf of a corporation ... are business decisions as much of any other financial decisions. As such they are within the province of the board of directors.")

Furthermore, Section 1502(16) provides that a corporation shall have the power:

> To elect or appoint and remove officers, employees and agents of the corporation, define their duties, fix their compensation and the compensation of directors, to lend any of the foregoing money and credit and to pay bonuses or other additional compensation to any of the foregoing for past services.



15 Pa. C.S. §1502. Section 1502(c) specifically delegates such power to the board of directors pursuant to Section 1721. The board of directors sets the compensation policies for officers, employees and agents of the corporation, not shareholders.

A director of a business corporation stands in a fiduciary relation to the corporation. See 15 Pa. C.S. §1712(a) (providing that a director "shall perform his duties ... in a manner he reasonably believes to be in the best interests of the corporation ..."). See also, Tyler v. O'Neill, 994 F. Supp. 603 (E.D. Pa. 1998) (holding "officers and directors of a corporation stand in a fiduciary relation to a corporation"); Enterra Corporation v. SGS Associates, 600 F. Supp. 678 (E.D. Pa. 1985) ("In Pennsylvania, as in most jurisdictions, officers and directors of a corporation stand in a fiduciary relation to the corporation, and must discharge the duties of their positions in good faith and with diligence, care, and skill which ordinarily prudent persons would exercise under similar circumstances.").

In Pennsylvania, directors stand in a fiduciary relation solely to the corporation as an entity, not to any particular constituency. See 15 Pa. C.S. §1717. See also, Fidelity Federal Savings and Loan Ass'n v. Felicetti, 830 F. Supp. 262 (E.D. Pa. 1993) (stating the "nature of the relationship between the directors and the corporation requires that the directors devote themselves to the affairs of the corporation with a view toward promoting the best interests of the corporation."). In determining the best interests of the corporation, the directors may consider, to the extent they deem appropriate, the interests of various constituencies, including, but not limited to, shareholders, employees, suppliers, customers and creditors of the corporation and the communities in which the offices or other establishments of the corporation are located. Section 1715 (b) provides that, when considering the best interests of the corporation, the directors are not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. See 15 Pa. C.S. §1715(b). That subsection also makes clear that the consideration of interests or factors in the manner described in Section 1715 shall not constitute a violation of Section 1712. Thus, the Business Corporation Law expressly negates the rule that exists in some jurisdictions that the interests of shareholders must, in certain circumstances, be considered paramount to the interests of other constituencies. See AMP Inc. v. Allied Signal Corp., 1998 WL 778348 (E.D. Pa. 1998) (stating that "[t]he directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest.")

If the Proposal is adopted by the Company's shareholders and the policy contemplated thereby is implemented by the Board, the Board would be required to include in the Company's proxy statement for the annual meeting of the shareholders in each succeeding year an advisory resolution, proposed by the management, seeking shareholder approval of the compensation of certain senior executive officers of the Company, regardless of the Board's judgment as to whether the submission of such proposal to the shareholders at an annual meeting is in the best interests of the Company. The alleged purposes of the Proposal are to give shareholders a voice that could help shape senior executive compensation and to provide the

Board with information about the shareholders' views on whether senior executive compensation practices, as reported each year, are in the shareholders' best interests. The policy contemplated by the Proposal, if implemented, would prevent the Board from exercising its fiduciary duty to the Company to determine what matters should be submitted to the shareholders at an annual meeting and what is in the Company's best interest. It would require the Board to submit the advisory resolution to the shareholders in the form proposed by management without exercising its independent business judgment as to the merits of such advisory resolution or the decision to submit it to the shareholders. Accordingly, complying with the Proposal would force the Board to disregard its fiduciary duties to the Company and submit the advisory resolution to the shareholders without regard to the Board's assessment of its merits.

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the shareholders or any other particular constituency. See Amp, Inc. v. Allied Signal Corp., 1998 WL 778348 (E.D. Pa. 1998). (The court stated that "while the BCL states that directors may weigh the interests of the shareholders against the interests of other constituencies, it asserts no specific duty to shareholders above or beyond those owed to those other constituencies.").

The Proposal, if adopted by the shareholders and implemented by the Board, would also require management to spend a significant amount of time and resources preparing the advisory resolution, regardless of the Board's determination as to whether such expenditure of time and resources is in the best interests of the Company. Given the constraints on management's time and resources, the determination as to which duties are in the best interests of the Company, in the absence of a specific provision of its Bylaws, must be established by the Board in the exercise of its fiduciary duties, not by the shareholders.[1]

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the shareholders and implemented by the Board, would be invalid under the Business Corporation Law.

The foregoing opinion is limited to the Business Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

---

[1]The Bylaws do not specifically provide that management shall be delegated the duty to propose the advisory resolution contemplated by the Proposal, and the Proposal does not seek an amendment to the Bylaws to provide for any such delegation.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Sincerely,

Schnader Harrison Segal & Lewis LLP

SCHNADER HARRISON SEGAL & LEWIS LLP

ASD/ar

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END